Exhibit 99.2
FOR IMMEDIATE RELEASE — DECEMBER 19, 2008 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSXV Symbol — PEF; AMEX Symbol — PED)
PETROFLOW ENERGY LTD. REPORTS INTENTION TO UNDERTAKE A NORMAL COURSE ISSUER BID
CALGARY, (ALBERTA) December 19, 2008 — Petroflow Energy Ltd. Reports that it intends to conduct a normal course issuer bid to purchase for cancellation up to the greater of 500,000 common shares, or 5% of its issued and outstanding share capital. Petroflow plans to fund its share purchases under the bid with cash flow and available financing under its bank loan. The normal course issuer bid will be conducted through the facilities of the TSX Venture Exchange. The share repurchase is being launched because management is of the view that the purchase of its common shares will help create value for the Company’s shareholders.
It is expected that the normal course issuer bid will commence on December 22, 2008 and may continue for up to one year. Purchases will be made through Leede Financial Markets Inc. The Company has not previously repurchased any of its common shares in a normal course issuer bid.
On behalf of the Board of Directors
Petroflow Energy Ltd.
Mr. John Melton
President & CEO
Forward-Looking Statements
This news release contains statements about potential purchases of common shares for cancellation under the normal course issuer bid, the related methods of funding as well as the timing and extent of such purchases. These statements may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the purchase of common shares can be consummated in the future, at a price that will create value for the Company’s shareholders, based on certain estimates and assumptions.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the ability to generate sufficient cash flow and/or access external debt to fund the share purchases, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.

For further information, please contact:
Petroflow Energy Ltd.
John Melton, President & CEO
504-453-2926
Petroflow Energy Ltd.
Duncan Moodie, CFO
403-539-4320
www.petroflowenergy.com
Investor Awareness, Inc.
Tony Schor or James Foy
847-945-2222
www.investorawareness.com
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.